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                              June 24, 2022

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada
       Westagate Mall

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form 10-12G
                                                            Filed June 22, 2022
                                                            File No. 000-56328

       Dear Dr. Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form 10-12G filed June 22, 2022

       Business, page 1

   1. We note your response to comment 1; however, your disclosure is still unclear. If true, please revise
throughout the filing to specifically state that you will not acquire a company located in or with
principal operations in China, including Hong Kong and Macau.
       General

   2.                                                   Your registration
statement automatically became effective 60 days after its initial filing pursuant to Section
12(g)(1). As you are now subject to the reporting requirements of the
                                                        Exchange Act of 1934,
please tell us when you plan to file your Forms 10-K and 10-Q.
 Ci Zhang
Un Monde International Ltd.
June 24, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameCi Zhang
                                                          Division of
Corporation Finance
Comapany NameUn Monde International Ltd.
                                                          Office of Real Estate
& Construction
June 24, 2022 Page 2
cc:       Rhonda Keaveney
FirstName LastName